Lufthansa

02 SEP 24 AM 9:41

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen / Datum Our Ref. / Date	Telefon / Telefax Telephone / Telefax
	CGN IR dg September 16, 2002	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

U. Schlosser

Ulrike Schlosser

dlw 9/24

Enclosures

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

02 SEP 24 AM 9:41

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

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Lufthansa

Investor Info August 2002

Including traffic figures

Change in capacity utilisation in August compared with previous year


80
75
70
65
%60
55
50
45
40
2002
2001
PassengerLF
Cargo LF
GroupLF

Important:
Due to the transfer of some European services to Eurowings the passenger traffic figures are not fully comparable with those of the previous year.

Note:
Please note the following change to our financial calendar:
The results for the first three quarters of 2002 will be published on 6 November 2002, not on 13 November.
The 2004 Annual General Meeting will take place on 16 June 2004, not on 18 June 2004 as published in our Investor Info July 2002.

Deutsche Lufthansa AG
Investor Relations
Tel. +49 (0) 221 826-2444, Fax -2286
Tel. +49 (0)69 696-90997, Fax -90990
E- mail:
investor.relations@ dlh.de
Internet:
www.lufthansa-financials.com

10 September 2002

Load factors up for passenger and cargo services

Lufthansa carried 3.9 million passengers in August, a drop of 8.5 per cent year-on-year. In terms of revenue seat kilometres, however, sales were only 4.2 per cent below the prior-year figure. This shows that a full recovery on short-haul routes will still take some time. The modest increase in available capacity – which remained 5.8 per cent below the August 2001 level – allowed Lufthansa to meet some of the expected growth in demand, and to raise its seat occupancy rate by 1.4 percentage points to 77.9 per cent. All the traffic regions showed signs of a slight revival. In Asia/Pacific and the Middle East/Africa, passenger numbers even rose marginally. Seat load factors of over 80 per cent were recorded in some regions: in the Americas the SLF was 84.3 per cent (+4.5 PP) and in Asia/Pacific 82.7 per cent (-1.1 PP).
In August Lufthansa Cargo transported 130,000 tonnes of freight and mail, a decline of 1.1 per cent on the year-earlier figure, but boosted sales by 6.6 per cent to 589 million freight tonne-kilometres. With available capacity trimmed by 3.8 per cent, the airline increased its cargo load factor by 6.2 percentage points to 64.0 per cent. The most successful traffic region was Asia/Pacific, which recorded double-digit growth rates.
The overall load factor of the Group airlines thus continued to improve and peaked at 71.6 per cent (+ 3.4 PP).

Lufthansa receives €43 million in compensation

On 3 September the Federal Minister of Transport granted Lufthansa €43.012 million in compensation for the losses incurred by the company due to the closure of airspace in the wake of the terrorist attacks of 11 September. Lufthansa had claimed €70 million and is currently negotiating its outstanding demands for compensation with the German government.

D-Check improves cash flow well ahead of target

Lufthansa's efficiency-boosting programme, D-Check, met its annual target already in August, over four months ahead of schedule and secured a cash flow improvement of €441.9 million. The target until 2004 is €1,078 million.

New fare concept on domestic German routes

Lufthansa expects its new, more flexible fare concept to boost the capacity utilisation of its flights on domestic routes by 4-5 per cent. The new concept includes lower prices for off-peak travel as well as attractive fare categories and "combination" tickets.

Lufthansa Cargo raises rates and fuel surcharge

Lufthansa Cargo is increasing its rates in the individual markets by between two and ten per cent from 1 October. The airline is also raising its fuel surcharge to €0.10 per kilo of actual weight with effect from 23 September. This is in line with Cargo's method of surcharge adjustment on the basis of Fuel Price Indices published in the Internet on the website www.lufthansa-cargo.com.

Traffic figures August 2002

Lufthansa Passenger Business Group*	August	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	3,918	- 8.5	28,892	- 9.2
Available seat-kilometers (mio)	10,978	- 5.8	78,998	- 9.6
Revenue pax-kilometers (mio)	8,547	- 4.2	58,933	- 7.6
Passenger load-factor (%)	77.9	+ 1.4P.	74.6	+ 1.6P.
Number of Flights	43,502	- 1.2	324,621	- 7.5
Lufthansa Cargo AG	**August**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	130	- 1.1	1,070	- 2.7
Available Cargo tonne-km (mio)	920	- 3.8	7,007	- 8.6
Revenue Cargo tonne-km (mio)	589	+ 6.6	4,665	- 0.5
Cargo load-factor (%)	64.0	+ 6.2P.	66.6	+ 5.5P.
Number of Flights	2,013	- 8.3	15,628	- 12.0
Lufthansa Group	**August**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	2,026	- 4.8	14,922	- 9.2
Revenue tonne-km (mio)	1,450	- 0.1	10,602	- 4.6
Overall load factor (%)	71.6	+ 3.4P.	71.0	+ 3.4P.
Number of Flights	45,515	- 1.6	340,249	- 7.7
Traffic regions Europe (incl. Germany)	**August**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	3,003	- 9.9	22,603	- 10.1
Available seat-kilometers (mio)	3,303	- 6.4	24,514	- 9.7
Revenue pax-kilometers (mio)	2,166	- 7.8	15,406	- 8.9
Passenger load-factor (%)	65.6	- 1.0P.	62.8	+ 0.5P.
Cargo/mail in 1,000 tonnes	56	- 7.7	478	- 4.6
Available Cargo tonne-km (mio)	99	- 14.8	764	- 15.5
Revenue Cargo tonne-km (mio)	34	- 8.7	298	- 7.0
Cargo load-factor (%)	33.8	+ 2.3P.	39.0	+ 3.6P.
America (North and South)	**August**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	509	- 7.9	3,326	- 12.3
Available seat-kilometers (mio)	4,326	- 11.4	29,340	- 16.6
Revenue pax-kilometers (mio)	3,647	- 6.5	23,622	- 13.1
Passenger load-factor (%)	84.3	+ 4.5P.	80.5	+ 3.2P.
Cargo/mail in 1,000 tonnes	34	- 2.7	265	- 9.9
Available Cargo tonne-km (mio)	351	- 5.8	2,565	- 13.5
Revenue Cargo tonne-km (mio)	227	+ 3.1	1,762	- 7.1
Cargo load-factor (%)	64.8	+ 5.7P.	68.7	+ 4.7P.
Asia/Pacific	**August**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	266	+ 2.8	1,980	+ 3.9
Available seat-kilometers (mio)	2,600	+ 3.6	19,230	- 1.1
Revenue pax-kilometers (mio)	2,149	+ 2.2	15,602	+ 0.5
Passenger load-factor (%)	82.7	- 1.1P.	81.1	+ 1.3P.
Cargo/mail in 1,000 tonnes	34	+ 17.3	264	+ 10.6
Available Cargo tonne-km (mio)	405	+ 2.1	3,119	- 3.4
Revenue Cargo tonne-km (mio)	291	+ 13.0	2,271	+ 6.7
Cargo load-factor (%)	71.9	+ 6.9P.	72.8	+ 6.9P.
Middle East and Africa	**August**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	134	+ 0.5	946	+ 1.0
Available seat-kilometers (mio)	740	+ 2.2	5,821	+ 4.6
Revenue pax-kilometers (mio)	577	+ 2.3	4,240	+ 3.2
Passenger load-factor (%)	78.0	+ 0.0P.	72.8	- 1.0P.
Cargo/mail in 1,000 tonnes	7	- 11.4	64	- 4.5
Available Cargo tonne-km (mio)	64	- 7.9	560	- 2.1
Revenue Cargo tonne-km (mio)	36	- 2.9	333	- 2.6
Cargo load-factor (%)	56.5	+ 2.9P.	59.5	- 0.3P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Lufthansa hat den operativen Gewinn im ersten Halbjahr mehr als verdreifacht und erhöht die Prognose für das Gesamtjahr auf mindestens 500 Millionen Euro.

Der Lufthansa Konzern hat im ersten Halbjahr 2002 mit einem Gewinn von 332 Millionen Euro das operative Ergebnis gegenüber dem Vorjahreszeitraum mehr als verdreifacht. Das Unternehmen konnte zudem die Netto-Kreditverschuldung gegenüber dem 31.12.2001 um 1,1 Milliarden Euro verringern. Gute Fortschritte machte auch die Sanierung des Geschäftsfeldes Catering. Basis des Erfolgs war die geschickte Kapazitäts- und Preispolitik der Fluggesellschaften und die strikte Beibehaltung der nach dem 11. September 2001 eingeleiteten Maßnahmen zur Kostenreduzierung. Für das Gesamtjahr geht Lufthansa davon aus, einen operativen Gewinn von mindestens 500 Millionen Euro erzielen zu können, wenn keine geopolitischen Ereignisse oder neuerliche Terroranschläge die positive Geschäftsentwicklung beeinträchtigen. Kalkulierbare Risiken sind jedoch in dieser Prognose berücksichtigt. Weitere Informationen und den vollständigen Konzernbericht Januar-Juni 2002 werden im Internet unter "http://www.lufthansa-financials.com" am 21. August 2002 ab 08.15h (MESZ) bereitgestellt.

Deutsche Lufthansa AG, Investor Relations
Ulrike Schlosser, Telefon (069) 696 6470 oder 90997, Fax (069) 696 90990
Email: investor.relations@dlh.de
21. August 2002

Lufthansa has more than trebled its operating profit in the first half of 2002 and raised its profit forecast for the year as a whole to at least 500 million euros.

The Lufthansa Group has returned an operating result of 332 million euros for the first half of 2002, more than trebling its result for the same period last year. The Group has also managed to reduce its net indebtedness by 1.1 billion euros as against 31.12.2001 and made good progress in rehabilitating its Catering segment. The success is due to the astute capacity and pricing policy adopted by the Group airlines and the strict adherence to the cost-cutting measures introduced in the wake of 11 September. For the year as a whole, Lufthansa expects to be able to generate an operating profit of at least 500 million euros, subject to the proviso that the positive course of business is not hampered by renewed terrorist attacks or other geopolitical events. Calculable risks have, however, been taken into account in this forecast. More information and the full Group report for the first half of 2002 will be available on the Internet at "http://www.lufthansa-financials.com" on 21 August from 8:15 hours (CEST).

Deutsche Lufthansa AG, Investor Relations
Ulrike Schlosser, Tel +49 69 696 6470 or 90997, Fax +49 69 696 90990
E-mail: investor.relations@dlh.de
21 August 2002.

Lufthansa

Group Report January to June 2002

Revenue
€m


8,176
7,811
Jan–
Jun
2002
Jan–
Jun
2001

Operating result
€m


+392
+105
Jan–
Jun
2002
Jan–
Jun
2001

Dear Shareholder,

In the first six months of 2002 Lufthansa more than trebled its operating result compared with last year's interim result to €332m. We also made good headway on the debt reduction front. This achievement was made possible by the astute capacity and pricing policy – which in the Passenger Business segment facilitated a positive development of average yields despite the difficult business environment – and resolute adherence to the cost retrenchment measures that were set in train in the wake of 11 September. Capacity-related costs and fuel expenditure were again well down on the comparable period last year. We also made good progress in the rehabilitation of the LSG Sky Chefs group. Once again we demonstrated that we shall emerge from the crisis as a stronger Group.

The group of consolidated companies remained unchanged vis-à-vis the end of 2001. However, it was enlarged compared with the first half of 2001 by the addition of companies in the Catering and Maintenance, Repair and Overhaul segments, whereas the GlobeGround group is no longer consolidated. The altered composition of the LSG Sky Chefs group, in particular, makes it hard to compare the half-year results directly with those of 2001.

Course of business

The world economy showed slight signs of recovery in the first six months of this year. Although the robust growth seen in the United States in the first few months slowed during the second quarter, indications of a sound if modest upturn are nonetheless discernible. The macroeconomic data in Japan likewise showed a comparatively positive trend. In the euro area, and especially in Germany, the anticipated cyclical upswing has so far failed to materialise. The tentative hopes of a pick-up in domestic demand in the second quarter following the slight expansion in the first three months of 2002 – buoyed mainly by a strong export momentum – have not yet been realised. The timing, scale and duration of the upturn in Germany remain uncertain. This framework slowed down Lufthansa's recovery, keeping the traffic data of the Group's airlines in the first half of 2002 still below last year's corresponding level.

High capacity utilisation achieved

Overall sales volume registered by our airlines fell by 5.9 per cent compared with the first six months of 2001. Although the upward trend that became apparent in the first quarter persisted, it remained subdued, especially in Germany, in part owing to the absence of dynamic impulses from an economic recovery. As we expanded our capacity very prudently – the available capacity of the Group's airlines was 10.4 per cent below last year's level – we succeeded in improving capacity utilisation by 3.4 percentage points to 70.8 per cent.

While the number of passengers carried totalled around 21 million, which was 9.3 per cent down over twelve months, the capacity cuts pushed up the passenger load factor by 1.9 percentage points to 73.7 per cent. Lufthansa Cargo curtailed its output by 10.0 per cent and consequently managed to lift its cargo load factor by a remarkable 5.2 percentage points to 67.2 per cent.

Revenue boosted by other revenue

Traffic revenue fell during the period under review in line with the sales volume by 5.8 per cent to €5.9bn. By contrast, other revenue increased by 46.3 per cent to €2.3bn as a result of the enlarged group of consolidated companies, helping to raise total Group revenue by 4.7 per cent to €8.2bn. The share of traffic revenue in total revenue amounted to 71.9 per cent.

The Catering segment generated revenue of €1.3bn this was 158.0 per cent or €809m more than in the first six months of last year owing to the first-time consolidation of the LSG Sky Chefs USA group. The revenue of the Maintenance, Repair and Overhaul segment was similarly boosted by the consolidation of new companies by 8.3 per cent to €656m.

Lower spending on fuel and on fees and charges

The strict cost management strategy adopted by all the Group companies ensured that operating expenses grew by a smaller margin. At €8.2bn, they were only 3.0 per cent higher than at the same stage last year. Owing to the expanded range of consolidated companies depreciation and amortisation expense increased by 7.8 per cent while staff costs grew by 10.2 per cent. Without the consolidation effect staff costs would have dropped by 3.6 per cent. On the other hand, cost of materials showed a pleasing trend: It went down by 6.3 per cent to €3.4bn. With previous year's consolidated group it would have declined by 15.6 per cent. Fuel expenditure came to €636m, which represents a year-

on-year drop of 22.4 per cent. This decrease breaks down as follows: lower consumption (–9 per cent) and lower prices expressed in euro (–13.4 per cent). Although the airlines cut back their output by 10.4 per cent, fees and charges fell by only 7.0 per cent. High airport fees and air traffic control charges remain responsible for this development.

The profit from operating activities improved by 81.2 per cent to €415m.

Higher pre-tax result earned

The financial result amounted to –€277m, which was €72m lower than last year's corresponding figure. It was weighed down above all by the fall of €46m in the income from subsidiaries, joint ventures and associates. The segment result of Thomas Cook AG, for example, deteriorated by €51m. This outcome was partly caused by negative cyclical and seasonal factors. The interest result worsened further by 31.2 per cent to –€202m in the context of the Group's increased indebtedness and the new consolidation of the LSG Sky Chefs USA group.

The profit from ordinary activities increased by €114m to €138m. After taxes this leaves a net loss of –€27m (2001: -€43m).

The net cash flow generated from operating activities totalled €1.4bn, a rise of 59.2 per cent compared with the first half of 2001. In keeping with the agreed package of retrenchment measures, capital expenditure was far smaller than the customary level. It totalled only €439m (2001: €2.6bn). Purchases of and advance payments on aircraft accounted for €288m of capital spending, while the balance was expended on other tangible assets and financial assets.

The capital expenditure was again fully funded from the cash flow generated. The internal financing ratio stood at 318 per cent (2001: 34.3 per cent).

The Group's net indebtedness was slashed by €1.1bn compared with 31 December 2001 to €2.7bn. Consequently, the Group's gearing (i.e. the ratio of net debt to equity) improved from 109 per cent (end-2001) to 76 per cent at the half-way stage this year.

Outlook

In the light of the gratifying development during the first six months of this year, Lufthansa anticipates that it can earn an operating profit for 2002 as a whole of at least €500m. This forecast takes account of the calculable risks and is achievable even if the economic upturn is delayed. It is subject, though, to the proviso that the positive course of business is not hampered by any new terrorist or other geopolitical events.

We believe that the operational risks for the second half of the current year are manageable. This also holds for an intensification of competition in respect of capacity and fares measures of other airlines. Our good position in the market and our financial strength will enable us to respond appropriately to these challenges. One element of uncertainty, however, lies in the pay negotiations due at the end of this year for cabin and ground staff. The collective pay settlements were extended in December 2001.

A major priority of the Lufthansa Group remains the speedy elimination of its debt. The strict cost management regime is therefore being maintained and only a limited volume of capital expenditure is being made this year. With our intention to order ten Airbus A330-300 aircraft we remain within the framework of our existing investment and fleet planning programme while simultaneously seizing the opportunity offered by the currently favourable market situation for aircraft procurement. This underscores our confidence in the future of our business.

The sale of Lufthansa Cargo's equity interest in DHL International will give the Group additional resources to reduce its debt faster. The deal still has to be approved by the cartel authorities, however. The payment of the final tranche in connection with the disposal of the GlobeGround group, which will be accounted for in the second half of the year, and the anticipated government compensation for the consequences of the closure of US air space following the terrorist assaults will likewise improve the Lufthansa Group's liquidity further.

All in all, we remain confident that we can achieve a distinctly better result for 2002 as a whole than seemed likely at the start of this year. Under these preconditions we shall be able to resume dividend payments for the year 2002.

If the awaited economic revival in Germany does occur in the second half of this year, we see this as a chance for a further improvement in the result.

Consolidated Income Statement

€m

	Jan–Jun **2002**	Jan–Jun 2001	Change in per cent
Traffic revenue	**5,876**	*6,239*	-5.8
– of which Passenger Business	4,765	*5,048*	-5.6
– of which Logistics	1,111	*1,191*	-6.7
Other revenue	**2,300**	*1,572*	46.3
– of which MRO*	656	*606*	8.3
– of which Catering*	1,321	*512*	158.0
Revenue	**8,176**	*7,811*	4.7
Other operating income/changes in inventories and work performed by the enterprise and capitalised	449	*388*	15.7
Total operating income	**8,625**	*8,199*	5.2
Cost of materials	3,442	*3,675*	-6.3
– of which fuel	636	*820*	-22.4
– of which fees and charges	1,095	*1,178*	-7.0
Staff costs	2,143	*1,944*	10.2
Depreciation and amortisation	595	*552*	7.8
Other operating expenses	2,030	*1,799*	12.8
Total operating expenses	**8,210**	*7,970*	3.0
Profit from operating activities	**415**	*229*	81.2
Operating result	**332**	*105*	216.2
Income from subsidiaries, joint ventures and associates	-96	*-50*	-92.0
Net interest including other financial items	-181	*-155*	-16.8
Financial result	**-277**	*-205*	-35.1
Profit from ordinary activities	**138**	*24*	475.0
Taxes	-164	*-62*	-164.5
Minority interests	-1	*-5*	80.0
Net loss for the period	**-27**	*-43*	37.2
EBITDA	945	*747*	26.5
Loss per share	**-€0.07**	*-€0.11*	36.4

*Figures not comparable due to changes in the group of consolidated companies.

6/7

Segment information

€m

Segment/ Company	Total revenue Jan–Jun 2002	Total revenue 2001	External revenue Jan–Jun 2002	External revenue 2001	of which traffic revenue Jan–Jun 2002	of which traffic revenue 2001	Expenses Jan–Jun 2002	Expenses 2001	Cost of materials Jan–Jun 2002	Cost of materials 2001
Passenger Business*	5,120	*5,418*	4,921	*5,182*	4,765	*5,048*	5,242	*5,784*	2,472	*2,877*
Logistics	1,132	*1,206*	1,125	*1,202*	1,111	*1,191*	1,151	*1,239*	700	*808*
MRO**	1,245	*1,286*	656	*606*	–	–	1,226	*1,288*	651	*773*
Catering**	1,535	*734*	1,321	*512*	–	–	1,611	*746*	614	*303*
Leisure Travel**	–	–	–	–	–	–	–	–	–	–
IT Services	227	*217*	73	*59*	–	–	218	*212*	14	*17*
Service and Financial Companies***	80	*257*	80	*250*	–	–	95	*256*	31	*70*
Total of segments	9,339	*9,118*	8,176	*7,811*	5,876	*6,239*	9,543	*9,525*	4,482	*4,848*
Reconciliation****	–1,163	*–1,307*	–	–	–	–	–1,333	*–1,555*	–1,040	*–1,173*
Group	8,176	*7,811*	8,176	*7,811*	5,876	6,239	8,210	7,970	3,442	3,675

Continuation ... Segment/ Company	Staff costs Jan–Jun 2002	Staff costs 2001	Depreciation and amortisation Jan–Jun 2002	Depreciation and amortisation 2001	Segment results Jan–Jun 2002	Segment results 2001	of which from investments accounted for under the equity method Jan–Jun 2002	of which from investments accounted for under the equity method 2001	Capital expenditure Jan–Jun 2002	Capital expenditure 2001
Passenger Business*	922	*996*	379	*394*	288	*78*	–9	*6*	296	*805*
Logistics	158	*158*	58	*58*	49	*2*	0	*0*	5	*120*
MRO**	358	*304*	36	*29*	97	*56*	2	*7*	19	*22*
Catering**	617	*315*	103	*27*	–12	*4*	2	*– 12*	52	*1,366*
Leisure Travel**	–	–	–	–	–144	*– 93*	–144	*– 93*	–	–
IT Services	68	*65*	14	*17*	15	*9*	–	–	11	*15*
Service and Financial Companies***	23	*123*	4	*22*	50	*131*	30	*4*	28	*200*
Total of segments	2,146	*1,961*	594	*547*	343	*187*	–119	*– 88*	411	*2,528*
Reconciliation****	– 3	*–17*	1	*5*	72	*42*	119	*88*	28	*29*
Group	2,143	*1,944*	595	*552*	415	*229*	–	–	439	*2,557*

*Following the changeover to reporting Deutsche Lufthansa AG and Lufthansa CityLine GmbH as a consolidated sub-group, the 2001 figures have been similarly re-computed. Hence no direct comparison is possible with the figures published in the Group Report for the first half of 2001.

**Figures only partly comparable due to changes in the group of consolidated companies.

***The 2001 figures contain the GlobeGround group, which was previously allocated to the business segment Ground Services. Following the sale of part of that group, the result of GlobeGround GmbH is contained at equity under that of Lufthansa Commercial Holding.

****The reconciliation includes consolidation effects and amounts resulting from the different interpretation of contents of segment items in comparison to the associated Group items.

8/9

Geographical segment information

€m

Region	Traffic revenue* Jan–Jun 2002	2001	Other operating revenue Jan–Jun 2002	2001	Total revenue Jan–Jun 2002	2001
Europe	4,119	*4,085*	775	*739*	4,894	*4,824*
North America	679	*769*	995	*447*	1,674	*1,216*
Central and South America	134	*167*	75	*30*	209	*197*
Asia/Pacific	761	*776*	239	*208*	1,000	*984*
Middle East	73	*73*	171	*103*	244	*176*
Africa	110	*112*	45	*42*	155	*154*
Others	–	*257*	0	*3*	0	*260*
Total of segments	5,876	*6,239*	2,300	*1,572*	8,176	*7,811*

*The allocation to regions is based on the original place of sale.

Cash flow, capital expenditure, indebtedness, number of employees

		Jan–Jun 2002	2001	Change in per cent
Cash flow	€m	**1,396**	*877*	59.2
Capital expenditure	€m	**439**	*2,557*	– 82.8
Indebtedness				
gross	€m	**5,157**	*4,562*	13.0
net	€m	**2,717**	*4,192*	– 35.2
Average number of employees		**90,308**	*85,771*	5.3

Cash flow statement

€m

	Jan–Jun 2002	2001	Change in per cent
Cash and cash equivalents at beginning of period	**378**	*386*	– 2.1
Cash flows from operating activities	**1,396**	*877*	59.2
Cash outflows for investing activities	**– 207**	*–1,529*	86.5
Cash inflows/outflows from financing activities	**150**	*619*	– 75.8
Net increase/decrease in cash and cash equivalents	**1,339**	*– 33*	–
Cash and cash equivalents at end of period	**1,717**	*353*	386.4

Traffic figures of the Lufthansa Group's airlines

		Jan–Jun 2002	2001	Change in per cent
Passengers carried	thousand	**20,998**	*23,139*	–9.3
Passenger load factor	per cent	**73.7**	*71.8*	1.9 p.
Cargo/mail	thousand tonnes	**802**	*832*	– 3.6
Cargo load factor	per cent	**67.2**	*62.0*	5.2 p.
Available tonne-kilometres	million	**10,887**	*12,152*	–10.4
Revenue tonne-kilometres	million	**7,708**	*8,192*	– 5.9
Overall load factor	per cent	**70.8**	*67.4*	3.4 p.
Number of flights		**248,308**	*274,569*	– 9.6

10/11

The Fleet

	Jun 30, 2002	Mar 31, 2002	Dec 31, 2001
Fleet of Deutsche Lufthansa AG			
Airbus A300	14	14	14
Airbus A310	6	5	5
Airbus A319	20	20	20
Airbus A320	36	36	36
Airbus A321	26	26	26
Airbus A340	34	34	34
Boeing 737	73	73	73
Boeing 747	35	35	37
Total	244	243	245
Fleet of Lufthansa CityLine GmbH			
Fokker 50*	10	11	11
Canadair Jet	52	50	49
Avro RJ85	18	18	18
Total	80	79	78
Fleet of Lufthansa Cargo AG			
Boeing 747F/SF	8	8	8
Boeing MD-11F	14	14	14
Total	22	22	22
Fleet of Lufthansa Group total	**346**	344	345
of which			
– own aircraft**	270	269	271
– Finance Lease**	68	67	66
– Operating Lease	8	8	8

*leased to Contact Air

**As from 31 December 2001 acquisitions under lease-purchase agreements are shown under the heading Finance Lease.

Segment Passenger Business

Lufthansa Passenger Business Group*

		Jan–Jun **2002**	2001
Passengers carried	thousand	20,998	*23,139*
Available seat-kilometres	million	57,101	*63,979*
Revenue passenger-kilometres	million	42,062	*45,968*
Passenger load factor	per cent	73.7	*71.8*
Revenue	€m	5,120	*5,418*
Segment result	€m	288	*78*
– of which from investments accounted for under the equity method	€m	–9	*6*
Average number of employees		33,587	*33,705*

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Starting with the annual financial statements for 2001, the figures for the Passenger Business segment solely comprise the consolidated segment result of Lufthansa German Airlines (Deutsche Lufthansa AG) and Lufthansa CityLine as this corresponds to the management of our network activities. The figures for the first half of last year have been recalculated accordingly.

Although the recovery of the air traffic market continued in the second quarter of 2002, the traffic data of our passenger airlines in the first six months of this year fell well short of last year's corresponding levels. The number of travellers who used the scheduled flights of the Group's airlines dropped by 9.3 per cent to 21.0 million. The sales volume similarly declined by 8.5 per cent compared with last year to 42.1 billion revenue passenger-kilometres. However, as we rigorously adjusted capacity offered in line with the market demand (–10.8 per cent), we managed to improve the passenger load factor by 1.9 percentage points to the high level of 73.7 per cent.

As already in the first quarter, Lufthansa carried more passengers between January and June 2002 in the traffic regions Asia/Pacific and Africa/Middle East (+4.7 and 1.0 per cent, respectively) and also increased the sales volume by 0.4 and 3.7 per cent compared with the first six

months of last year. By contrast, in North/South America and Europe, where in June strikes in neighbouring countries led to flight cancellations, Lufthansa and Lufthansa CityLine registered double-digit decreases in the passenger numbers – mainly because of the capacity reductions. But even here, as in almost all traffic regions except Africa/Middle East, we were able to improve capacity utilisation, in some cases significantly. Lufthansa achieved its highest passenger load factor of 80.8 per cent in Asia/Pacific (+2.5 percentage points), which was almost matched by the score for America of 79.6 per cent (+3.0 percentage points).

The passenger airlines continued to benefit from the positive trend in average yields. As a result, the traffic revenue of €4.8bn showed a decline over twelve months of only 5.6 per cent, which was far less than the drop in sales volume. The total revenue of the Passenger Business segment amounted to €5.1bn, which was 5.5 per cent down on last year. After adding other segment income of €410m (–7.7 per cent), the total segment income generated came to €5.5bn (–6.0 per cent).

Total segment expenses fell more steeply by 9.4 per cent to €5.2bn – reflecting the success of our cost-cutting programme and the capacity adjustments. This pushed down the cost of materials by €405m or 14.1 per cent to €2.5bn. The largest single expense item was fuel which, owing to the favourable oil price trend and the reduced consumption, contracted by 22.8 per cent or €153m to €518m. Maintenance, repair and overhaul costs likewise fell by 11.8 per cent or €74.5m. Owing to the decrease in the traffic volume, fees and charges declined over twelve months by 7.7 per cent or €78m. Landing fees fell by as much as 13.7 per cent to €151m. Thanks to the cost-cutting pay agreements and the concessions made by the employees, staff costs decreased by 7.4 per cent to €922m. The annualised average

number of employees totalled 33,587, a year-on-year drop of 0.4 per cent. Depreciation and amortisation expenses were also down; they amounted to €379m (–3.8 per cent). Other operating expenses fell by merely 3.3 per cent: this cost item includes the surge in the cost of aircraft insurance by €64m to €71m.

The favourable cost and revenue trends enabled the Passenger Business group to post a significantly better segment result despite the lower traffic output: it totalled €288m (+€210m vis-à-vis 2001) and equalled the good result achieved at the half-way stage in 2000.

The controlled expansion of available capacity since the start of the summer timetable has paid off and is to be continued during the remainder of the year. We particularly intently are monitoring the development of premium traffic. The Business Jet connection introduced in May on the Dusseldorf-New York route, which is being operated by the Swiss company PrivatAir, is displaying gratifying seat occupancy rates. The overall economic trend, especially in Germany, is disappointing, but in some other key areas, too, the forecast growth rates have had to be revised downwards. The sluggish macroeconomic setting is naturally also dampening the demand for air traffic services, which is still well down on the level before 11 September 2001. Nonetheless, a markedly better result is expected for 2002 as a whole than last year. However, this presupposes a positive evolution of the general political and economic situation and ongoing stringent cost retrenchment – and that these factors are not jeopardised by the pay negotiations due to commence in the autumn.

The investment freeze initiated in September 2001 slashed the Passenger Business segment's capital expenditure by 63.2 per cent to €296m. This was largely spent on purchases of and down payments on aircraft. In the period under review one Airbus A310 and three Canadair Jets were newly put into service by Lufthansa and Lufthansa CityLine.

On 14 May 2002 the Star Alliance celebrated its fifth anniversary. The world's leading airline alliance currently embraces 14 renowned airlines. In June the accession of the Korean carrier Asiana Airlines, the Polish airline LOT and the Spanish operator Spanair was agreed. They are to join the Star Alliance in the next six to twelve months. Six years after

commencing its review, the European Commission announced its decision to approve the collaboration between Lufthansa, United Airlines and SAS on the North Atlantic routes – this was essentially the kernel of the Star Alliance – subject to certain conditions. If no serious objections are raised by other carriers by the end of August, the definitive ruling will be announced probably in September.

With a view to extending its online distribution activities, Lufthansa has signed a global partnership agreement with Expedia and has optimised the booking of tickets via the Internet portal Lufthansa InfoFlyway. Opodo, the joint Web-based travel platform of the major airlines (in which Lufthansa has a stake of 23 per cent) is cooperating with L'TUR so as to supplement its service range with last-minute travel products.

In the first few months of 2002 Lufthansa regained its status as the most punctual airline in Europe – a feat due to the dedicated measures taken to improve punctuality. The Allegro system introduced in April will support further improvement.

Segment Logistics

Lufthansa Cargo AG

		Jan–Jun **2002**	2001
Cargo/mail	thousand tonnes	802	*832*
Available cargo tonne-kilometres	million	5,166	*5,740*
Revenue cargo tonne-kilometres	million	3,471	*3,561*
Cargo load factor	per cent	67.2	*62.0*
Revenue	€m	1,132	*1,206*
Segment result	€m	49	*2*
– of which from investments accounted for under the equity method	€m	0	*0*
Average number of employees		5,201	*5,450*

Although Lufthansa Cargo succeeded in raising its traffic data in May and June, the cumulative cargo transport volume and sales total in the first six months of 2002 were down on the year. Between January and June Lufthansa Cargo carried 802,000 tonnes of freight and mail, which was 3.6 per cent less than in the corresponding period of 2001, while the sales volume totalled 3.5 billion revenue cargo tonne-kilometres – a year-on-year drop of 2.5 per cent. During the period under review Lufthansa Cargo cut its output by 10.0 per cent and concurrently lifted its capacity utilisation by 5.2 percentage points to 67.2 per cent. The clearest signs of recovery were seen in the traffic region Asia/Pacific, where the freight volume was increased by 8.6 per cent and sales by 5.0 per cent. In America the corresponding levels still were down by double-digit rates.

The trend in average yields, in relation to tonne-kilometres sold, was unsatisfactory. This caused traffic revenue to decline by 6.7 per cent to €1.1bn. Overall revenue and other segment income together totalled €1.2bn (–3.3 per cent).

Lufthansa Cargo, too, reacted to the depressed course of business with a policy of strict cost management. In this way it lowered operating expenses by 7.1 per cent to €1.15bn. The cost of materials alone plunged by 13.4 per cent to €700m: the fuel bill – owing to lower prices and consumption – dived by 21.6 per cent compared with the first half of 2001, while chartering costs were down by €62.4m largely on account of the capacity cuts of the Group's passenger

airlines and the reduced chartering of third-party aircraft. Although the number of employees fell by 4.6 per cent, the staff costs total of €158m equalled last year's figure under the negative impact of the pay rise for cockpit crews in May 2001.

Lufthansa Cargo significantly improved its result in the first six months of 2002 compared with 2001. The Logistics segment result reached €49m, thereby bettering last year's corresponding figure by €47m. For the fourth quarter Lufthansa Cargo anticipates the usual seasonal uplift in the air cargo market, despite the lack of a recovery in its main German market. Even given a muted overall economic trend, the stringent cost management strategy will enable the segment to post a better result than last year.

The Logistics segment's capital expenditure amounted to only €5m, a year-on-year fall of €115m. This was due to the fact that the fleet expansion programme was concluded last year. The funds were chiefly invested in extending the IT infrastructure.

On 5 July Lufthansa Cargo announced the disposal of its 25 per cent shareholding in the globally active express service provider DHL International. Following approval from the antitrust authorities the share package is to be transferred to Deutsche Post World Net. The sales price is €550m plus a possible extra €60m under a debtor warrant agreement. Despite the disposal of the stake in DHL International, the intensive collaboration between Lufthansa Cargo, Deutsche Post and DHL will be continued and deepened.

With the accession of Japan Airlines Cargo on 5 July, the freight alliance WOW comprising Lufthansa Cargo, SAS Cargo and Singapore Airlines Cargo has been strengthened and expanded to northern Asia. This gives WOW a foothold in Japan, the largest economy in Asia. In South America the recently agreed cooperative venture with LanChile Cargo will provide an improved cargo service from October 2002 to Quito (Ecuador), Lima (Peru), Santiago de Chile, Montevideo (Uruguay) and Mexico City.

Segment Maintenance, Repair and Overhaul (MRO)

Lufthansa Technik Group*

		Jan–Jun **2002**	2001
Revenue	€m	1,245	*1,286*
– of which with companies of the Lufthansa Group	€m	589	*680*
Segment result	€m	97	*56*
– of which from investments accounted for under the equity method	€m	2	*7*
Average number of employees		13,452	*10,977*

*Figures only partly comparable due to changes in the group of consolidated companies.

As at the end of 2001, additional companies are now consolidated in the Lufthansa Technik group in the quarterly financial statements, too. This means that the figures are not directly comparable with last year's interim results.

The consequences of the terror attacks of 11 September and of the slump in the aviation industry are now affecting the Maintenance, Repair and Overhaul (MRO) segment after the expected time-lag. However, Lufthansa Technik took timely counteraction and thus successfully managed to continue its positive earnings trend in the second quarter of 2002 thanks to its strict cost management and focus on service products for state-of-the-art aircraft, aero-engines and equipment.

In the first six months of this year the Lufthansa Technik group generated revenue of €1.2bn (–3.2 per cent). Revenue with external clients increased by 8.3 per cent to €656m – solely owing to the consolidation of additional companies – and now makes up 53 per cent of overall revenue. The revenue of the group's parent company Lufthansa Technik AG declined by 13 per cent. This was due mainly to the fall-off in business with the Lufthansa Group airlines. With 72 new contracts and 23 new clients, its business with customers outside the Lufthansa Group developed somewhat better; this revenue declined by only 10 per cent. The MRO segment's total income came to €1.3bn.

In the second quarter of 2002 the cost trend was again contained by targeted capacity adjustments and successful cost management: the Lufthansa Technik group managed to reduce the operating expenses of the MRO segment by €62m or 4.8 per cent to €1.2bn. With a drop of 15.8 per cent, the cost of materials (including reduced outsourcing to third parties) contributed most to this cost reduction. By contrast, staff costs rose by 17.8 per cent to €358m owing to the expansion of the group of consolidated companies and the creation of new jobs at the parent company Lufthansa Technik AG.

With a segment result of €97m, the Technik group outperformed last year's corresponding figure by €41m. Given a recovery in the MRO market and a moderate pay settlement in autumn, the positive earnings trend is anticipated for 2002 as a whole.

In particular the decision to halt planned projects caused the MRO segment's capital expenditure to fall by 13.6 per cent to €19m. It was focused on indispensable acquisitions of tangible assets and IT software.

Despite the difficult market environment, Lufthansa Technik is sticking to its strategy of extending its worldwide network of MRO service stations at less expensive locations. In March a joint venture was formed with Air Malta under the name Lufthansa Technik Malta (LHT share: 51 per cent). A technical base is to be established on the Mediterranean island for C Checks of the Boeing 737 fleets in the network. Lufthansa Technik Budapest has now commenced the first aircraft overhauls of Boeing 737 jets.

Segment Catering

LSG Sky Chefs Group*

		Jan–Jun **2002**	2001
Group revenue	€m	1,535	*734*
– of which with companies of the Lufthansa Group	€m	214	*222*
Segment result	€m	–12	*4*
– of which from investments accounted for under the equity method	€m	2	*–12*
Average number of employees		35,219	*26,521*

*Figures only partly comparable due to changes in the group of consolidated companies.

The consolidation of the LSG Sky Chefs group USA with effect from 1 June 2001 makes it very hard to compare the Catering segment's performance with last year on both the revenue and cost side.

The gradual recovery of the air travel market persisted in the second quarter of 2002: passenger volumes, seat occupancy rates and the number of flights are all showing slight tendencies to improve, yet they are still well below the corresponding levels of last year. In all catering markets – America, Europe/Middle East/Africa and Asia – revenue has developed better than expected, though they still do not match the prior-year figures. The group's strongest improvement was registered in North America. Between January and June 2002 the LSG Sky Chefs group generated worldwide revenue of €1.5bn. The year-on-growth of €801m or 109.1 per cent results exclusively from the change in the group of consolidated companies. This also caused external revenue to surge by 158.0 per cent or €809m to €1.3bn. Total segment income came to €1.6bn.

Segment expenses similarly exceeded the 2001 figure by 116.0 per cent to reach €1.6bn. The cost of materials increased by 102.6 per cent to €614m. Thanks to the measures taken to contain expenditure growth, the ratio of cost of materials to revenue was lowered from 41.3 per cent (2001) to 40.0 per cent. Staff costs totalled €617m, which was 95.9 per cent above last year's level. Staff reduction and

strict cost control likewise pushed down this cost item's ratio to revenue from 42.9 per cent (2001) to 40.2 per cent. The take-over of the outstanding shareholding in the LSG Sky Chefs group USA caused depreciation and amortisation to soar by 281.5 per cent to €103m on account of the goodwill.

For the first half of 2002 the LSG Sky Chefs group posted a negative segment result of –€12m. Before the goodwill amortisation expense of €46m the operating result was €34m. At the halfway stage last year a positive result of €4m (before goodwill amortisation €23m) had been recorded. Subject to a further recovery of the catering market and successful cost management, a break-even result is anticipated for 2002 as a whole.

The Catering segment's capital expenditure of €52m largely related to retrospective capitalisation of goodwill. Last year's corresponding investment total had amounted to €1.4bn because of the acquisition on 1 June of the remaining shareholding in LSG Sky Chefs USA.

The integration of the respective catering enterprises of LSG and Sky Chefs USA was successfully continued in the first half of 2002. Key projects were the new global management structure, the installation of joint procedures to optimise procurement and revenue management, the launching of a programme to boost the efficiency of the production processes and the introduction of a uniform system of financial management for the entire Catering group.

Within the scope of its financial resources, the LSG group seeks to exploit chances to expand its business volume. In July LSG Lufthansa Service Europa/Afrika opened a new catering facility in Brussels, while at the end of July LSG Asia GmbH signed an agreement in Malaysia to set up a catering company at Kuala Lumpur Airport.

Segment Leisure Travel

Thomas Cook AG*

		November 2001 to April 2002	November 2000 to April 2001
Passengers carried	thousand	3,740	*3,215*
Revenue	€m	2,565	*1,845*
Earnings from operating activities (EBIT)	€m	-346	*-154*
Average number of employees		26,390	*11,768*

(Financial year: November 1 to October 31)
*Previous year's figures not comparable due to the inclusion of Thomas Cook UK

The fact that Thomas Cook UK was incorporated into the consolidated accounts of Thomas Cook AG only in April 2001 hampers a comparison between the first-half figures from 1 November 2001 to 30 April 2002 with the corresponding figures of the previous business year.

The second quarter of the business year 2001/2002 (1 February 2002 to 30 April 2002) was heavily marked, like the first quarter, by the effects of the tragic events of 11 September 2001. The weak economic momentum in major sales markets again severely depressed demand for leisure travel products. In Thomas Cook's most important market Germany bookings initially showed a marked upward curve. But following the bombing incident on Djerba and the negative public discussion which it triggered, this positive trend collapsed in May.

Excluding the newly consolidated Thomas Cook UK, the Leisure Travel segment counted 2.5 million passengers in the first six months (1 November 2001 to 30 April 2002); this was 14.3 per cent fewer than a year earlier. In the first quarter the year-on-year drop had been as high as 21 per cent. Including Thomas Cook UK, the number of vacationers increased by 16.4 per cent to 3.7 million.

Owing to higher security cost and a modest capacity development, travel prices in the first half-year were slightly up over twelve months. The average duration of the leisure journeys was 10.0 days, which was virtually the same as last

year. Excluding the contribution from Thomas Cook UK, revenue declined by 9.3 per cent to €1.7bn. Including the contribution from Thomas Cook UK, revenue in the first six months totalled €2.6bn, which is 39.0 per cent more than in the first half of last year.

The gross yield margin improved slightly even on a comparable basis, i.e. disregarding Thomas Cook UK, whereas other operating expenses were held below the prior-year level. This was attributable not least to the group-wide cost reduction programme "Triple T". This did not suffice, however, to fully offset the negative volume-related effects.

At the end of the first half of the business year, Thomas Cook AG posted a seasonally related loss from operating activities of –€346m. The segment result on an equity accounting basis came to –€144m (prior year: –€93m). For the business year as a whole it is anticipated that given the difficult market conditions a positive segment result cannot be achieved. Thomas Cook expects however a positive result before goodwill depreciation.

In May the leisure travel group announced a new harmonised branding strategy: Thomas Cook is to become the first completely international tourist travel brand being used on all markets and at all levels of the value creation chain. Thus Thomas Cook will also feature in Germany as a travel operator – in the premium customer segment. As from April 2003 the group's charter airlines, too, will fly uniformly in a newly designed Thomas Cook livery.

Segment IT Services

Lufthansa Systems Group

		Jan–Jun **2002**	2001
Group revenue	€m	227	*217*
– of which with companies of the Lufthansa Group	€m	154	*158*
Segment result	€m	15	*9*
– of which from investments accounted for under the equity method	€m	–	–
Average number of employees		2,116	*1,940*

The Lufthansa Systems group continued its successful course in the second quarter of 2002. It successfully extended its business with clients outside the Lufthansa Group and was thus able to more than offset the decline in internal demand. Total revenue rose by 4.6 per cent to €227m. External revenue grew at the strong rate of 23.7 per cent or €14m, while internal sales decreased in the wake of the project freeze within the Lufthansa Group by 2.5 per cent to €154m.

Thanks to strict cost management, the IT segment's expenses increased at the slower pace of 2.8 per cent to €218m. Staff costs totalled €68m, which was 4.6 per cent or €3m more than twelve months earlier. This larger rise was caused by the creation of in-house staff capacities last year. However, this simultaneously slashed the cost of materials by 17.6 per cent to €14m as the Lufthansa Systems group was largely able to do without using subcontracted staff and purchasing external services.

In the first six months of 2002 the Systems group managed to considerably lift its result: the IT Services segment result of €15m surpassed last year's corresponding balance by 66.7 per cent or €6m. An improved result is expected for the full year, too. This achievement is being made possible by expanded activities in external markets and the measures taken to contain costs.

Service and Financial Companies*

		Jan–Jun **2002**	2001
Revenue	€m	80	*257*
– of which with companies of the Lufthansa Group	€m	0	*7*
Segment result	€m	50	*131*
– of which from investments accounted for under the equity method	€m	30	*4*
Average number of employees		733	*7,178*

*Figures not comparable due to changes in the group of consolidated companies.

The Service and Financial Companies segment comprises the two enterprises START AMADEUS GmbH and Lufthansa Commercial Holding GmbH. The figures are not comparable with those of last year as the latter included the GlobeGround group, which was fully consolidated up to 31 July 2001. This causes major discrepancies, especially in the income and expense items and head-count. Following the sale of a majority of its shares in August 2001, GlobeGround GmbH is now included at equity in Lufthansa Commercial Holding's result.

In the first half of 2002 the Service and Financial Companies earned a segment result of €50m. This includes a profit of €30m from investments accounted for under the equity method, which stem mainly from Amadeus Global and DHL International. Last year's interim segment result totalled €131m. This year-on-year fall is mainly attributable to the currently smaller book profits. Nevertheless, the result for 2002 as a whole will be up on the year as Lufthansa Commercial Holding will be able to book, among other things, the proceeds from the disposal of the remaining 49 per cent of the shares in GlobeGround.

At START AMADEUS the enduring crisis in the travel industry led to a decrease in revenue of 14.9 per cent or €14m. Despite the sharp drop in the cost of materials by –16.2 per cent to €31m, total operating expenses went up by 3.8 per cent to €82m. This was principally caused by the consequences and burdens resulting from the insolvency

of Qivive GmbH. In spite of this, START AMADEUS posted a positive segment result of €3m (2001: €18m). The full year's result will be unable to match the 2001 figure on account of the depressed business trend in the travel sector and the aforementioned extraordinary charges.

Dates

November 6, 2002	*Press and Analysts' Conference* *Release of the Group Report* *January to September 2002*
March 20, 2003	*Press and Analysts' Conference* *on 2002 result*
May 14, 2003	*Release of the Group Report* *January to March 2003*
June 18, 2003	*50th Annual General Meeting* *in Cologne*
August 13, 2003	*Release of the Group Report* *January to June 2003*
November 12, 2003	*Press and Analysts' Conference* *Release of the Group Report* *January to September 2003*
March 25, 2004	*Press and Analysts' Conference* *on 2003 result*
June 16, 2004	*51th Annual General Meeting* *in Cologne*

Latest financial information on the Internet:

http://www.lufthansa-financials.com

For further information please contact:

Deutsche Lufthansa AG
Investor Relations

Ulrike Schlosser
Von-Gablenz-Str. 2–6
50679 Köln
Tel.: ++49 221 826-24 44 or ++49 69 696-9 43 56
Fax: ++49 221 826-22 86 or ++49 69 696-9 09 90
e-mail: CGNIRSEK@dlh.de

Ralph Link
Axel Pfeilsticker
Lufthansa Base
60546 Frankfurt/Main
Tel.: ++49 69 696-64 70 or -9 09 97
Fax: ++49 69 696-9 09 90
e-mail: investor.relations@dlh.de

Annual and interim reports are available
via our Internet order service or from:
Deutsche Lufthansa AG, CGN IR
Von-Gablenz-Straße 2–6, 50679 Cologne
Tel.: ++49 221 826-39 92
Fax: ++49 221 826-36 46 or -22 86
e-mail: CGNIRAW@dlh.de

Deutsche Lufthansa
Aktiengesellschaft
Registered office: Cologne
Entered in the Commercial
Register of Cologne
District Court under HRB 2168

Chairman of the Supervisory Board:
Dr. Klaus G. Schlede

Executive Board:
Dipl.-Ing. Dr.-Ing. E. h. Jürgen Weber (Chairman),
Wolfgang Mayrhuber (Deputy Chairman),
Dr. Karl-Ludwig Kley, Stefan Lauer

Printed in the Federal Republic of Germany
CGN IR/02